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13030707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE MAR 01 2013

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Investment Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Neidermire — 651-738-4639
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

City Place I 185 Asylum St 32nd Fl	Hartford	CT	06103-3402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*
SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Ann Neidermire, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ann Neidermire
Chief Financial Officer

Subscribed to before me this day of 2/27, 2013.

Notary Public


CHRISTOPHER ROBERT MULLEN
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Deloitte.

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of
Hartford Funds Management Group, Inc.)

(SEC I.D. No. 8-51290)

Financial Statements as of and for the Year Ended December 31, 2012, Supplemental Schedules as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of
Hartford Funds Management Group, Inc.)

(SEC I.D. No. 8-51290)

Financial Statements as of and for the Year Ended December 31, 2012, Supplemental Schedules as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e) (3) under the
Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a (e) (3)*



Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC

We have audited the accompanying financial statements of Hartford Investment Financial Services, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC as of December 31, 2012, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g, h, and i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2013

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 146,722,082
Prepaid commissions	20,635,965
Accounts receivable	53,498
Due from affiliates	11,248,818
Income taxes due from affiliates	13,819,962
Deferred income tax asset due from affiliate	2,058,110
Total assets	$ 194,538,435

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to affiliates	$ 11,739,002
Accounts payable and accrued liabilities	65,348,034
Total liabilities	77,087,036
Stockholder's equity:	
Common stock, $1 par value — authorized, issued, and outstanding, 1,000 shares	1,000
Additional paid-in capital	18,723,770
Retained earnings	98,726,629
Total stockholder's equity	117,451,399
Total liabilities and stockholder's equity	$ 194,538,435

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Commission income	$ 62,173,299
Advisory fee income	317,414,042
12b-1 fees	164,510,591
Underwriter concessions	10,016,780
Contingent deferred sales charge revenues	3,197,062
Interest income	110,644
Total revenues	557,422,418
EXPENSES:	
Retail fund commissions	234,775,470
Subadvisory fee expense	104,981,687
Distribution fees	56,170,258
Other broker-dealer expense	36,002,697
Marketing expenses	36,494,474
Other operating expense	17,678,031
Total expenses	486,102,617
INCOME BEFORE INCOME TAXES	71,319,801
PROVISION FOR INCOME TAXES	(24,967,219)
NET INCOME	$ 46,352,582

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 46,352,582
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	1,226,880
Stock-based compensation	1,627,901
Changes in operating assets and liabilities:	
Decrease in prepaid commission	4,183,134
Decrease in accounts receivable	1,364,693
Increase in due from affiliates	(1,232,743)
Increase in income taxes due from affiliate	(11,805,799)
Increase in accounts payable and accrued liabilities	6,840,577
Increase in due to affiliates	2,204,978
Net cash provided by operating activities	50,762,203
CASH FLOWS USED IN FINANCING ACTIVITIES — Dividends paid to parent	(47,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,762,203
CASH AND CASH EQUIVALENTS — Beginning of year	142,959,879
CASH AND CASH EQUIVALENTS — End of year	$ 146,722,082
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid to affiliate	$ 37,567,000
Income tax recoveries received from affiliate	$ 2,014,164
Non-cash capital contribution from affiliate	$ 1,627,901

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2011	$ 1,000	$ 17,095,869	$ 99,374,047	$ 116,470,916
Net income			46,352,582	46,352,582
Capital contributions for stock-based compensation plans		1,627,901		1,627,901
Dividends paid to parent			(47,000,000)	(47,000,000)
BALANCE — December 31, 2012	$ 1,000	$ 18,723,770	$ 98,726,629	$ 117,451,399

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

1. ORGANIZATION

Hartford Investment Financial Services, LLC (the "Company") is a limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 and is a Registered Investment Adviser, registered with the U.S. Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940. The Company is a wholly owned subsidiary of Hartford Funds Management Group, Inc. (the "Parent"), which is a wholly owned subsidiary of Hartford Life, Inc., which is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). The Company was formed on December 9, 1996, and became a registered broker-dealer on October 31, 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between the Company and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays the Company a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, the Company has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company (HIMCO), an affiliate of the Company, and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. HIMCO is a professional money management firm and a wholly owned subsidiary of The Hartford. The Company pays its investment subadvisors a monthly or quarterly fee based on the average daily net asset value of the Funds as defined in the respective subadvisory agreements.

The Company is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds.

Hartford Administrative Services Company (HASCO), an affiliate, serves as the transfer agent to the Funds.

Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less when purchased. Short-term investments totaling $146,365,726 consist of investments in money market funds, U.S. government agencies, and U.S. government securities.

Prepaid Commissions — The Company capitalizes commissions paid to retail broker-dealers associated with the sale of Class A, Class B, and Class C Shares of the Funds. Prepaid commissions are

amortized over a period that is concurrent with expected fees from shareholders, including contingent deferred sales charges (CDSC) for shareholders who sell their Shares within the CDSC period. Prepaid commissions for Class B Shares are amortized over a 72-month period and Class C Shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A Shares are amortized over 18 months, which is concurrent with the CDSC period. Effective September 30, 2009, no new or additional investments are allowed in Class B Shares of the Funds. The Company performs impairment tests on the recorded amount of prepaid commissions annually and whenever events or circumstances occur indicating that prepaid commissions might be impaired. Based upon the Company's assessment as of December 31, 2012, no impairment occurred.

Accounts Payable and Accrued Liabilities — The account consists of accrued operating expenses incurred and payable for investment management services provided by subadvisors, sales and marketing expenses provided by other broker-dealers, and other operating expenses.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2012, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

Commission Income and Retail Fund Commissions Expense — The Company receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares. Commissions and related retail fund commission expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Fee Income and Subadvisory Fee Expense — Investment advisory fees and subadvisory expenses are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and the Funds to which the Company provides investment management services. The expenses are determined in accordance with contracts between the Company and the subadvisors.

12b-1 Fees — The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, R3, and R4 of the Funds and for providing services for shareholders. Some portion, or the entire fee, may be remitted to broker-dealers for distribution and/or shareholder account services. The Company recognizes 12b-1 fees as services are provided and are accrued monthly based upon assets under management.

Underwriter Concessions — The Company retains a portion of the sales commission on the sales of certain classes of the Shares associated with being the underwriter of the Funds.

Distribution Fees — The Company records distribution fees when incurred relating to wholesaling and distribution of Shares of the Funds.

Other Broker-Dealer Expenses — The Company records expenses payable to other broker-dealers when incurred relating to their assistance in sales and marketing of the Funds.

Marketing and Other Operating Expenses — The Company records marketing and other operating expenses when incurred relating to services provided in facilitating the operations of the Company, including those provided by an affiliate.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Company's financial statements include the need for a valuation allowance for deferred tax assets, the determination of which is made at the consolidated level for all entities included in the consolidated income tax return.

New Accounting Pronouncement — In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, which establishes new guidance regarding balance sheet offsetting disclosures, effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013 the FASB issued Accounting ASU No. 2013-01, which further clarified the requirements of ASU No. 2011-11, and limits the scope of the required disclosures to recognized derivative instruments which are either offset or are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on face of the financial statements. The objective of the guidance is to facilitate comparison between those entities that prepare their financial statements on the basis of generally accepted accounting principles and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (IFRS). The Company believes that there will be no material impact on the financial statements upon the adoption of this guidance in 2013.

New Accounting Pronouncement Adopted — On May 12, 2011, the FASB issued ASU No. 2011-04, to conform (1) the definition of fair value and (2) common requirements for measurement and disclosure of fair value under generally accepted accounting principles and IFRS. While the ASU largely retains the fair value measurement principles under Accounting Standards Codification 820, *Fair Value Measurements and Disclosures*, it expands current disclosure requirements and changes how fair value measurement guidance is applied in certain circumstances. The expanded disclosures for nonpublic entities include additional requirements for disclosures related to fair value measurements categorized as Level 3 in the fair value hierarchy, transfers into and out of Level 3 categorization, and the fair values of nonfinancial assets and liabilities. ASU 2011-04 was effective for the Company in 2012. There was no significant impact on the financial statements as a result of adopting this pronouncement.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands

disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest-level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period; however, the Company had no transfers between levels for the year ended December 31, 2012.

The fair value of cash equivalents in an active and orderly market (e.g., not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations, or pricing matrices. When applicable, security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. For Level 1 investments, valuations, primarily from third-party pricing services, are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. For Level 2 investments, valuations, primarily from third-party pricing services, are based on observable inputs that reflect quoted prices for identical assets in markets that may be less active than for Level 1 investments, but that the Company has the ability to access at the measurement date.

The assets and liabilities by type of inputs applicable to the fair value measurements as of December 31, 2012, are as follows:

Description	Fair Value Measurements on a Recurring Basis Level 1	Level 2	Level 3	Total
Money market funds	$ 21,269,540	$ -	$ -	$ 21,269,540
U.S. government securities	49,996,742	21,997,746		71,994,488
U.S. government agencies		53,101,698		53,101,698
Total	$ 71,266,282	$ 75,099,444	$ -	$ 146,365,726

All other assets and liabilities are carried at contractual amounts approximating fair value because of their short-term nature.

4. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

The Company has an expense and cost allocation agreement with its Parent. Substantially all marketing and other expenses related to the Company, including rent and benefit plan expenses, are initially paid by The Hartford. Marketing expenses are allocated using specific identification and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas that, depending on type, are allocated based on either a percentage of direct expenses or on utilization. This arrangement is in accordance with the SEC's *Reporting Manual Guidance* for related-party matters and components of larger entities; however, it may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company recognizes and reimburses Hartford Life and Accident Insurance Company (HLA) and Hartford Fire Insurance Company (HFIRE) for operating expenses incurred by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company recorded expenses incurred by HLA of $108,808,626 in retail fund commissions, subadvisory fee expense, distribution fees, and marketing expenses in the statement of operations; and expenses incurred by HFIRE of $8,938,148 are recorded in retail fund commissions, other broker-dealer expense, and other operating expense in the statement of operations, for these costs in 2012. In addition, the Company pays distribution fees (marketing, educational and administrative services) to Hartford Life Distributors, LLC (HLD), an affiliate of the Company. These distribution fees are incurred for the wholesaling and distribution of shares of the Funds. During 2012, $8,671,374 was recorded for expenses incurred by HLD included in distribution fees and retail fund commissions. In addition, the Company recorded expenses incurred by Woodbury Financial Services (WFS) for dealer commissions, trail commissions, and revenue-sharing expenses of $4,496,326, which is included in retail fund commissions and other broker-dealer expense in the statement of operations. During 2012, the Company assumed from HLD the distribution functions for the Funds and The Hartford completed the sale of WFS, therefore both HLD and WFS are no longer related parties as of December 31, 2012. The Company also earned revenues from the Funds, including $317,414,042 in advisory fee income and $164,510,591 in 12b-1 fees. The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

The Company had receivables as of December 31, 2012, due from the following affiliates:

Funds	$ 9,295,796
Hartford Life Insurance Company	1,861,197
HASCO	91,825
Total	$ 11,248,818

The Company had payables as of December 31, 2012, due to the following affiliates:

HLA	$ 9,446,430
HFIRE	206,788
Funds	2,085,784
Total	$ 11,739,002

During 2012, the Company recorded a $1,627,901 capital contribution from HLA relating to stock-based compensation allocated to the Company, which is included in marketing expense in the statement of operations, as well as a $47,000,000 dividend payment to its Parent.

5. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford. Effective December 31, 2012, The Hartford amended the defined benefit pension plan to freeze participation and benefit accruals. As a result, employees will not accrue further benefits under the cash balance formula of the plan, although interest will continue to accrue to existing account balances. The freeze was effective December 31, 2012. The Hartford announced these changes in April 2012.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap that limits average company contributions. Also, in April 2012 changes to The Hartford's other postretirement medical, dental, and life insurance coverage plans were approved to no longer provide subsidized coverage for current employees who retire on or after January 1, 2014.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation.

The costs allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, were approximately $3,962,556 during 2012. This allocation is included in the expenses incurred by HLA on the Company's behalf as described in Note 4.

6. INCOME TAXES

The Company's deferred tax asset of $2,058,110 relates primarily to prepaid commissions, which are amortized over various periods of up to 72 months for book purposes and are capitalized and amortized over 72 months for tax purposes. State income taxes are paid by The Hartford on behalf of the Company and are not recorded in the provision for income taxes because they are not allocated to the Company under the tax sharing agreement. The Company and The Hartford have concluded that there are no uncertain tax positions relating to the Company.

The provision for income taxes for the year ended December 31, 2012, is as follows:

Current expense	$23,747,038
Deferred expense	1,220,181
Provision for income taxes	$24,967,219

The Hartford files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007–2009 commenced during 2010 and is expected to conclude by the end of 2013, with no material impact on the consolidated financial condition or results of operations. The 2010-2011 audit commenced in the fourth quarter of 2012 and is expected to conclude by the end of 2014. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to the Parent and its affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

At December 31, 2012, the Company's net capital of $75,381,673 was $70,242,535 in excess of the required net capital of $5,139,138, and the ratio of aggregate indebtedness to net capital was 1.02:1.

8. COMMITMENTS AND CONTINGENCIES

Mutual Funds Litigation — In February 2011, a derivative action was brought on behalf of six Hartford retail mutual funds in the U.S. District Court for the District of New Jersey, alleging that the Company received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. The Company moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In November 2011, plaintiffs filed an amended complaint on behalf of the six Hartford retail mutual funds. Plaintiffs seek to rescind the investment management agreements and distribution plans between the Company and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation the Company received, in addition to lost earnings. The Company filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed

without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fee claims. The Company disputes the allegations and intends to defend vigorously.

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Apart from the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, many of which, including the matter specifically identified above, purport to seek substantial damages for unsubstantiated conduct spanning a multiyear period based on novel and complex legal theories and damages models. The alleged damages typically are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. Accordingly, management cannot estimate the possible loss or range of loss, if any, or predict the timing of the eventual resolution of these matters.

9. SUBSEQUENT EVENTS

Effective January 1, 2013, the Company's investment manager responsibilities have been reassigned to Hartford Funds Management Company, LLC. Also effective January 1, 2013, the Company expanded its business to engage in the distribution of 529 Plan products, and the Hartford Series Funds.

The Company evaluated subsequent events through the date these financial statements were issued and identified no additional events that should be disclosed in the notes to the financial statements. The Company has not evaluated subsequent events after that date for presentation in these financial statements. Except as noted above, there are no other events or transactions during such period that would require recognition or disclosure in these financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

SCHEDULE (g)

(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

TOTAL STOCKHOLDER'S EQUITY	$117,451,399
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Due from affiliates and other assets	21,008,370
Prepaid commissions	20,635,965
Total deductions and/or charges	41,644,335
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	75,807,064
HAIRCUTS ON SECURITIES	425,391
NET CAPITAL	75,381,673
MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	5,139,138
EXCESS NET CAPITAL	$ 70,242,535
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.02
AGGREGATE INDEBTEDNESS — Total liabilities from the statement of financial condition	$ 77,087,036

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2012.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC **SCHEDULE (h)**

(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

EXEMPTION UNDER SECTION (k) (1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC **SCHEDULE (i)**
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

EXEMPTION FROM THE REQUIREMENTS IS CLAIMED:

The Company is exempt from the requirements relating to the possession or control under Rule 15c3-3 in that the Company does not carry customer accounts.



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February 27, 2013

Hartford Investment Financial Services, LLC
500 Bielenberg Drive
Woodbury MN

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013, and such report expressed an unmodified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited